SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 15, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2

     On November 15, 2010, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing it has sold to Navios Maritime Partners L.P. (“Navios Partners”) two capesize vessels for a total sale price of $177.0 million. The sale price is being paid by Navios Partners through a new tranche of $50.0 million under its existing credit facility, $112.0 million of cash and the issuance to Navios Holdings of 788,370 common units of Navios Partners. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On November 16, 2010, Navios Holding issued a press release announcing the operational and financial results for the quarter and nine months ended September 30, 2010. The press release also announced, among other things, the declaration of Navios’ quarterly dividend. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 18, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 15, 2010

99.2	Press Release dated November 16, 2010